Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

The following letter was prepared by a third party and made available to SCANA employees:

Letter of support from Building Industry Association of Central South Carolina Board of Directors
The following letter was sent on behalf of Mike Satterfield and the Building Industry Association of Central South Carolina Board of Directors.

Dear Senator Massey:

On behalf of the Board of Directors of the Building Industry Association of Central South Carolina I want to express our grave concerns over legislative efforts that could force SCANA into bankruptcy and further increase rates. Any possibility of bankruptcy is too big of a gamble and any action going forward deserves serious consideration and not political posturing.

This week's announcement by Moody's Investors Services to downgrade SCANA to Junk status should serve as a red flag for caution. According to Moody's "the downgrade of SCE&G and SCANA is driven by a political and regulatory environment that has become exceedingly contentious and uncertain."  This uncertainty is detrimental to your efforts to recruit new industry and grow our economy.

The possibility of a bankruptcy judge determining when and where new electrical and/or gas infrastructure is allowed is sobering to us in the business of providing homes and creating new businesses in our state. The real possibility that mutual assistance from neighboring utility providers would not be available during the next ice storm or hurricane due to financial constraints is worthy of your consideration as well.

We would hope that any legislative action provide balance in the recovery of costs among ratepayers, creditors and shareholders and allow for the purchase of SCANA by Dominion Energy or others that have yet to come to the table should the shareholders agree.

In closing we respectfully urge all parties to resolve these difficult matters in a manner which will assure that our homegrown company and its thousands of employees will essentially remain intact to continue to provide energy to our homes and businesses as we build a better community together.

Thank you for your service to our state and we appreciate your consideration of our concerns in this regard.

Sincerely,
Mike Satterfield, President
Building Industry Association of Central SC

Additional Information

In connection with the proposed transaction, Dominion Energy will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to SCANA’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation
Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 20, 2017, for its 2017 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K.  Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 24, 2017, for its 2017 Annual Meeting of Shareholders and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.